EXHIBIT 99.1

Nouveau Monde Has Submitted a Patent Application for its Proprietary Green Thermochemical Purification Technology

  Nouveau Monde’s proprietary technology offers a greener and more sustainable alternative to that currently used in the traditional anode material production
  This technology is expected to be used in the Company’s Phase 1 purification facilities in Bécancour which are in the process of being commissioned
  Nouveau Monde’s Phase 1 purification facility is the first of its kind built in the Western World
  The same proprietary technology will likewise be expected to be used in the development of the large-scale Phase 2 commercial plant which is currently advancing in parallel
  Using raw material from its own mining project, Nouveau Monde’s advanced technology produces high-purity graphite materials intended to meet the industry specifications for usage in the anode part of lithium-ion batteries, fuel cells and other specialty applications

MONTRÉAL, Aug. 13, 2021 (GLOBE NEWSWIRE) -- Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (NYSE: NMG, TSXV: NOU) has submitted a patent application for its proprietary thermochemical purification technology to the U.S. Patent and Trademark Office as part of its intellectual property strategy. Leveraging Québec’s abundant, clean, and affordable hydropower, the Company’s technology avoids using hydrofluoric acid in favor of high temperatures and the addition of chlor-based reagent.

Tests in labs and at third-party facilities have already demonstrated the technology’s performance and the products’ high purity, reaching 99.95% and over. The Company’s Phase 1 purification facilities are in the final stages of commissioning, prior to starting production, process optimization and material qualification with potential customers. At the same time, Nouveau Monde is carrying out its definitive feasibility study for the Phase 2 plant in Bécancour, QC, Canada. The Company’s 200,000 m2 industrial site, adjacent to the Phase 1 location, is intended to consolidate manufacturing facilities for the production of 42,000 tpa of lithium-ion battery anode material and 3,000 tpa of purified flakes for specialty applications.

In addition to energy applications, Nouveau Monde’s thermochemical process has shown to be effective at purifying larger particle sizes that are expected to allow the Company to supply high-purity, carbon-neutral graphite flakes for bipolar plates used in fuel cells, foils for heat dissipation in electronics (5G), expandable graphite for fire retardant applications and other specialty products.

Arne H Frandsen, Chairman of Nouveau Monde, commented: “Research & Development is a critical component of our business model. The filing of this important patent application is a tangible manifestation of our commitment to sustainable development and the success Nouveau Monde has already achieved from its Center of Excellence in Québec.”

Eric Desaulniers, Founder, President and CEO of Nouveau Monde, added: “I believe there is much appetite in the marketplace for alternatives to China’s dominant chemical-heavy processes. We have developed a technology that takes full advantage of Québec’s green hydroelectric asset and operates in a closed loop with our chemical supplier to minimize the environmental footprint of our purified products. This patent application reiterates our engagement towards R&D, innovation, and environmental stewardship to drive greater sustainability into the battery value chain.”

Reducing the Environmental Impact of Graphite Purification

Graphite is the battery raw material that is currently the most dependent on China. Existing purification processes are energy intensive and require a large quantity of chemicals, particularly hydrofluoric acid, that can have a negative impact on the natural and human environment.

As demonstrated in a recent life-cycle analysis of graphite production led by an independent mining and metal sustainability consultancy, emerging technologies are critical to reducing the footprint and Global Warming Potential (“GWP”) of graphite value-added transformation. According to the report “[t]here are significant opportunities to reduce the environmental impact of anode production by utilizing low-carbon or renewable energy sources, exploring new production routes, minimizing waste products or identifying new material or reagent suppliers” (Minviro, July 2021).

Hence, Nouveau Monde’s proprietary thermochemical purification technology provides an advantageous solution in clean energy regions to decarbonizing the graphite supply chain and helping improve battery life cycle footprint. The Company is committed to maximizing the reach of this technology to serve the energy transition should the application process be successful.

About Nouveau Monde

Nouveau Monde is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of green battery anode material in Québec, Canada. Targeting commercial operations by 2023, the Company is developing advanced carbon-neutral graphite-based material solutions for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

Media	Investors
Julie Paquet VP Communications & ESG Strategy Nouveau Monde +1-450-757-8905 #140 jpaquet@nouveaumonde.ca	Christina Lalli Director, Investor Relations Nouveau Monde +1-438-399-8665 clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information
All statements, other than statements of historical fact, contained in this press release including, but not limited to those related to the results of the filing of the Company’s patent application and whether a patent will be granted, the intended use of the thermochemical purification technology in the Company’s phase 1 demonstration and phase 2 commercial facilities, the intended meeting by the Company of the relevant industry specifications for its high-purity graphite materials and its usage, the commencement of activities at the phase 1 and phase 2 facilities, the intended level of production at the phase 2 facility, the benefits of the technology, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favourable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com